# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 09/12/2025
Filed by CIK 0002083841
Persons authorized to receive notices and communications: c/o Viking Cake BR, LLC, 18625 Macalpine Loop, Bend, Oregon (OR), 97702, 503-970-3376

## Reporting persons
- Viking Cake BR, LLC (CIK 0002083841): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of membership units ("LLC Units") of Black Rock Coffee Holdings, LLC ("Black Rock OpCo") and an equal number of shares of Class C Common Stock of Black Rock Coffee Bar, Inc. (the "Issuer") held by Viking Cake Fuel, LLC, which is a wholly owned subsidiary of Viking Cake BR, LLC. Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Viking Cake Fuel, LLC (CIK 0002084799): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake Fuel, LLC. Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Daniel Brand (CIK 0002079952): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 19,766,207; shared voting power 0; sole dispositive power 19,766,207; shared dispositive power 0; aggregate amount beneficially owned 19,766,207 (53.1% of the class)
  Comment: Amount in rows 5 and 7 consists of (a) 3,010,971 LLC Units held by the Jeffrey R. Hernandez 2021 Trust, (b) 3,010,971 LLC Units held by the Tiffany S. Hernandez 2021 Trust (together with the Jeffrey R. Hernandez 2021 Trust, the "Hernandez Irrevocable Trusts"), (c) 757,376 LLC Units held by the Jacob V. Spellmeyer 2021 Trust, (d) 757,376 LLC Units held by the Juliet A. Spellmeyer 2021 Trust (together with the Jacob V. Spellmeyer 2021 Trust, the "Spellmeyer Irrevocable Trusts"), (e) 305,366 LLC Units held by the Bryan D. Pereboom 2021 Trust, (f) 305,366 LLC Units held by the Nicole Pereboom 2021 Trust (together with the Bryan D. Pereboom 2021 Trust, the "Pereboom Trusts"), and (g) 11,618,781 LLC Units held by Viking Cake Fuel, LLC, which is a wholly owned subsidiary of Viking Cake BR, LLC (collectively, "Viking Cake"). Mr. Brand serves as the investment advisor for the Hernandez Irrevocable Trusts, the Spellmeyer Irrevocable Trusts and the Pereboom Trusts. As investment advisor, Mr. Brand may be deemed to hold voting and investment power with respect to the shares held by the Hernandez Trusts, the Spellmeyer Irrevocable Trusts and the Pereboom Trusts. Mr. Brand disclaims beneficial ownership of the shares held by the Hernandez Irrevocable Trusts, the Spellmeyer Irrevocable Trusts, the Pereboom Trusts and Viking Cake except to the extent of his pecuniary interest therein.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 37,055,645 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 19,766,207 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units).
- Jeffrey Hernandez (CIK 0002083544): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Hernandez disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units.
- Bryan Pereboom (CIK 0002080000): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Pereboom disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units.
- Jacob Spellmeyer (CIK 0002077876): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,618,781; shared voting power 0; sole dispositive power 11,618,781; shared dispositive power 0; aggregate amount beneficially owned 11,618,781 (39.9% of the class)
  Comment: Amount in rows 5 and 7 consists of LLC Units of Black Rock OpCo and an equal number of shares of Class C Common Stock of the Issuer held by Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC.
  
  Holders of LLC Units may elect to have Black Rock OpCo redeem their LLC Units for either shares of Class A Common Stock on a one-for-one basis or, at the Issuer's election (determined solely by the Issuer's independent directors who are disinterested), to effect such transaction as a direct exchange with the relevant holder. Upon any such redemption or exchange of LLC Units, the corresponding shares of Class C Common Stock will be cancelled. Mr. Spellmeyer disclaims beneficial ownership of the shares held by Viking Cake BR, LLC except to the extent of his pecuniary interest therein.
  
  The total outstanding shares of Class A Common Stock used in calculating the percent of class assumes the conversion of all of the Reporting Person's LLC Units into Class A Common Stock, resulting in a total of 29,097,233 shares of Class A Common Stock outstanding (which reflects the sum of (i) 17,478,452 shares of Class A Common Stock outstanding as of November 10, 2025 and (ii) 11,618,781 shares of Class A Common Stock issuable upon conversion of the Reporting Person's LLC Units.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. Bahia Drive, Suite 101, Scottsdale, Arizona (AZ), 85260

## Item 2. Identity and Background
Name of person filing: Viking Cake BR, LLC, Viking Cake Fuel, LLC, Daniel Brand, Jeffrey Hernandez, Bryan Pereboom and Jacob Spellmeyer
Residence or business address: c/o Black Rock Coffee Bar, Inc. 9170 E. Bahia Drive, Suite 101, Scottsdale, AZ 85260
Present principal occupation or employment:
The principal business of Viking Cake BR, LLC and Viking Cake Fuel, LLC is serving as a holding company for investments in the Issuer, which is an operator of drive-thru coffee bars. The business address of Viking Cake BR, LLC and Viking Cake Fuel, LLC is 18625 Macalpine Loop, Bend, OR 97702.

Daniel Brand, Jeffrey Hernandez, Bryan Pereboom and Jacob Spellmeyer are co-founders and members of the board of directors (the "Board") of the Issuer. See also Item 2(b).
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of each cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Messrs. Brand, Hernandez, Pereboom and Spellmeyer are the co-founders of the Issuer (the "Co-Founders"). Prior to the Issuer's initial public offering, the Co-Founders acquired the LLC Units and an equal number of shares of Class C Common Stock as founder's shares.

On September 11, 2025, Viking Cake Fuel, LLC entered into a margin loan (the "Margin Loan") with Viking Cake Fuel II, LLC and JPMorgan Chase Bank, N.A., the proceeds of which were used to purchase 3,118,938 newly issued LLC Units from Black Rock OpCo on September 15, 2025, concurrent with the closing of the Issuer's initial public offering. Viking Cake Fuel, LLC was issued a corresponding number of shares of Class C Common Stock.

Pursuant to the Margin Loan, 11,618,781 LLC Units and an equal number of shares of Class C Common Stock held by Viking Cake Fuel, LLC are subject to provisions under which the sale or transfer of such shares would result in such loan becoming due. In addition, the Jeffrey R. Hernandez 2021 Trust, through a wholly-owned subsidiary, pledged 2,023,931 LLC Units and an equal number of shares of Class C Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired all of their securities for investment purposes and are being held as a long-term investment. The Reporting Persons intend to continuously review their investment in the Issuer and may in the future determine to acquire additional securities of the Issuer or dispose of the securities of the Issuer owned by them or take any other available course of action, including surrendering or selling shares back to the Issuer for tax withholding obligations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

The Co-Founders are members of the Board of the Issuer and may acquire additional securities in that capacity. The Co-Founders may have influence over the corporate activities of the Issuer as members of the Board and holders of equity securities of the Issuer, including activities that may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons do not have any present plans or proposals as of the date hereof that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7, 8, 9 and 10 of each cover page.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions of the Class A Common Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Viking Cake Fuel, LLC is a wholly-owned subsidiary of Viking Cake BR, LLC. Viking Cake BR, LLC's managers are Vahalda LLC, Aureata, LLC, Jeffrey Hernandez and Daniel Brand. Jake Spellmeyer is the manager of Vahalda LLC. Bryan Pereboom is the manager of Aureatis Limited Liability Company, which is the manager of Aureata, LLC. As a result, Messrs. Spellmeyer, Pereboom, Hernandez and Brand may be deemed to hold voting and investment power with respect to the shares held by Viking Cake BR, LLC. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons and the members, managers and affiliates of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In connection with the Issuer's initial public offering, the Reporting Persons and/or their affiliates entered into the following agreements:

(1) the Seventh Amended and Restated Limited Liability Company Agreement of Black Rock OpCo, which, among other things, effected a recapitalization in which all existing ownership interests in Black Rock OpCo were converted into one class of LLC Units;

(2) a tax receivable agreement (the "Tax Receivable Agreement"), pursuant to which the Issuer is required to make cash payments to the TRA Parties (as defined therein) equal to 85% of the tax benefits, if any, that the Issuer actually realizes, or in certain circumstances are deemed to realize, as a result of (a) Basis Adjustments (as defined therein) and (b) certain tax benefits arising from payments under the Tax Receivable Agreement;

(3) a registration rights agreement, which provides the Co-Founders and certain of their affiliates with certain demand registration rights, including shelf registration rights, in respect of any shares of the Issuer's common stock held by them, subject to certain conditions;

(4) a voting agreement, pursuant to which the Co-Founders and certain of their affiliates agreed to, among other things, (a) vote their shares of common stock in favor of the election of the Cynosure Nominee (as defined therein) and (b) vote their shares of common stock in favor of each incumbent member of the Board that is nominated for election to the Board for the next two consecutive annual meetings of the Issuer's shareholders; provided that each of the Co-Founders remains on the Board on the date of the relevant annual meeting;

(5) the Margin Loan with JPMorgan Chase Bank, N.A., pursuant to which (a) 11,618,781 shares of Class C Common Stock held by Viking Cake Fuel, LLC and (b) 2,023,931 shares of Class C Common Stock held by a wholly owned subsidiary of the Jeffrey R. Hernandez 2021 Trust are subject to provisions under which the sale or transfer of such shares would result in such loan becoming due; and

(6) lock-up agreements (the "Lock-Up Agreements"), pursuant to which the Reporting Persons agreed, subject to certain exceptions, for a period ending 180 days after the date of the Issuer's final prospectus related to the IPO, not to dispose of or hedge any shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock during the period from the date of the Lock-Up Agreements, without the prior written consent of the representative of the underwriters.

The summaries of the foregoing agreements in Item 6 of this Schedule 13D are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference.

Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Seventh Amended and Restated Limited Liability Company Agreement of Black Rock Coffee Holdings, LLC, dated as of September 11, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Form 8-K filed with the SEC on September 16, 2025)

2. Tax Receivable Agreement, dated as of September 11, 2025, by and among Black Rock Coffee Bar, Inc., Black Rock Coffee Holdings, LLC and the TRA Parties thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Form 8-K filed with the SEC on September 16, 2025)

3. Registration Rights Agreement, dated September 11, 2025, by and among Black Rock Coffee Bar, Inc. and each person listed as an "Investor" on Exhibit A thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed with the SEC on September 16, 2025)

4. Voting Agreement, dated September 11, 2025, by and among Viking Cake Fuel, LLC, Viking Cake Fuel II, LLC, Jeffrey R. Hernandez 2021 Trust, Tiffany S. Hernandez 2021 Trust, Daniel J. Brand 2021 Trust, Tanya N. Brand 2021 Trust, Jacob V. Spellmeyer 2021 Trust, Juliet A. Spellmeyer 2021 Trust, Bryan D. Pereboom 2021 Trust, Nicole Pereboom 2021 Trust, and Black Rock Coffee Bar, Inc. (incorporated by reference to Exhibit 10.4 to the Issuer's Form 8-K filed with the SEC on September 16, 2025)

5. Form of Lock-Up Agreement (incorporated by reference to Exhibit C of Exhibit 1.1 to Amendment No. 2 to the Issuer's Registration Statement on Form S-1 filed with the SEC on September 9, 2025)

7. *Margin Loan Agreement, dated as of September 11, 2025, by and among Viking Cake Fuel, LLC, as borrower, Viking Cake Fuel II, LLC, as pledgor, and JPMorgan Chase Bank, N.A., as lender and administrative agent

8. Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

* Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10). The omitted information is not material and would likely cause competitive harm to the Reporting Persons if publicly disclosed.

## Signatures
- Viking Cake BR, LLC: /s/ Jacob Spellmeyer, Jacob Spellmeyer, Manager of Vahalda LLC, its Manager (12/22/2025)
- Viking Cake Fuel, LLC: /s/ Jeffrey Hernandez, Jeffrey Hernandez, Manager of Viking Cake BR, LLC, its Member (12/22/2025)
- Daniel Brand: /s/ Daniel Brand, Daniel Brand (12/22/2025)
- Jeffrey Hernandez: /s/ Jeffrey Hernandez, Jeffrey Hernandez (12/22/2025)
- Bryan Pereboom: /s/ Bryan Pereboom, Bryan Pereboom (12/22/2025)
- Jacob Spellmeyer: /s/ Jacob Spellmeyer, Jacob Spellmeyer (12/22/2025)